SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            Z-Tel Technologies, Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)



                                   988 792 108
                                 (CUSIP Number)

                        Hemisphere Trust (Jersey) Limited
                                  P.O. Box. 274
                                Hemisphere House
                               36 Hilgrove Street
                           St. Helier, Jersey JE4 8TR
                               Attn: Mungo Conner
                              (011) 44-1534-726573


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.          988 792 108



1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Mayer Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   /_/

                                                                     (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                         /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands

           NUMBER OF            7       SOLE VOTING POWER
            SHARES                      -0-
         BENEFICIALLY
           OWNED BY             8       SHARED VOTING POWER
             EACH                        2,348,520
           REPORTING
            PERSON              9       SOLE DISPOSITIVE POWER
             WITH                       -0-

                                10      SHARED DISPOSITIVE POWER
                                        2,348,520

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,348,520

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          OO
 -------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                                 -Page 2 of 27-

CUSIP No.          988 792 108



1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduard J. Mayer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   /_/

                                                                  (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          PF
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                         /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        2,348,520** See disclaimer herein.
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                                10 SHARED DISPOSITIVE POWER 2,348,520** See disclaimer herein.


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,348,520**See disclaimer herein.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                                 -Page 3 of 27-

CUSIP No.          988 792 108



1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mutual Risk Management Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)    /_/

                                                                   (b)    /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          OO, PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)               /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        2,348,520
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                                10       SHARED DISPOSITIVE POWER
                                         2,348,520

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,348,520

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          OO, HC
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                                 -Page 4 of 27-

CUSIP No.          988 792 108



1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mutual Risk Management (Holdings) Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   /_/

                                                                   (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          OO, PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)            /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        2,348,520
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                                10       SHARED DISPOSITIVE POWER
                                         2,348,520

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,348,520

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D




                                 -Page 5 of 27-

CUSIP No.          988 792 108


1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hemisphere Trust (Jersey) Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    /_/

                                                                (b)    /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          OO, PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)       /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands, United Kingdom

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        2,348,520
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                                10       SHARED DISPOSITIVE POWER
                                         2,348,520

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,348,520

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                                 -Page 6 of 27-

CUSIP No.          988 792 108


1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hemisphere Trustees Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   /_/

                                                                  (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          OO, PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                 /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands, United Kingdom

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        2,348,520
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                                10       SHARED DISPOSITIVE POWER
                                         2,348,520

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,348,520

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                                 -Page 7 of 27-

CUSIP No.          988 792 108



1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hemisphere Nominees Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /_/

                                                                   (b)  /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          OO, PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)        /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands, United Kingdom

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        2,348,520
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                                10       SHARED DISPOSITIVE POWER
                                         2,348,520

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,348,520

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D


                                 -Page 8 of 27-

CUSIP No.          988 792 108



1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hemisphere Investments Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)    /_/

                                                                   (b)    /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          OO, PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)           /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands, United Kingdom

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        2,348,520
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                                10       SHARED DISPOSITIVE POWER
                                         2,348,520

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,348,520

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D


                                 -Page 9 of 27-

CUSIP No.          988 792 108



1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fulmead Ventures Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   /_/

                                                                (b)   /_/
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)       /_/

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY
           OWNED BY             8        SHARED VOTING POWER
             EACH                        2,348,520
           REPORTING
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-

                                10       SHARED DISPOSITIVE POWER
                                         2,348,520

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,348,520

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /_/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.7%

14        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                                 -Page 10 of 27-

Item 1.   Security and Issuer

          This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Z-Tel Technologies, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the holdings of shares of Common Stock of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding shares of Common Stock. The address of the principal executive offices of the Issuer is Knight's Point, 601 South Harbour Boulevard, Suite 220, Tampa, Florida 33602


Item 2.   Identity and Background

          This Statement is being filed by Mutual Risk Management Limited, a Bermuda limited liability company ("MRM"), Mutual Risk Management (Holdings) Limited, a Bermuda limited liability company ("MRM Holdings"), Hemisphere Trust (Jersey) Limited, a Jersey limited liability company ("Hemisphere Trust"), Hemisphere Trustees Limited, a Jersey limited liability company ("Hemisphere Trustees"), Hemisphere Nominees Limited, a Jersey limited liability company ("Hemisphere Nominees"), Hemisphere Investments Limited, a Jersey limited liability company ("Hemisphere Investments"), Fulmead Ventures Limited, a British Virgin Islands company ("Fulmead"), The Mayer Trust, a Channel Islands Trust (the "Trust"), and Eduard J. Mayer (together with the Trust, MRM, MRM Holdings, Hemisphere Trust Hemisphere Trustees, Hemisphere Nominees, Hemisphere Investments, and Fulmead, the "Reporting Persons"). The name, citizenship (or place of organization, as applicable), business address, present occupation or employment of each of the executive officers, directors and persons who may be deemed in control of each of the Reporting Persons are set forth on Appendix A-G hereto and incorporated herein by reference.

          The shares of Common Stock covered by this Statement are held directly by Fulmead. Fulmead in turn is owned 50% by Hemisphere Nominees and 50% by Hemisphere Investments acting in a nominee capacity. Hemisphere Nominees and Hemisphere Investments are wholly owned subsidiaries of Hemisphere Trust. Hemisphere Trustees, the Trustee of the Trust, is also a wholly owned subsidiary of Hemisphere Trust. Hemisphere Trust is in turn a wholly owned subsidiary of MRM Holdings, which is a wholly owned subsidiary of MRM.

    a.    The Trust and Eduard J. Mayer

          The Trust is a trust formed under the laws of Jersey, Channel Islands. The principal business offices of the Trust are located at c/o Hemisphere Trust (Jersey) Limited, P.O. Box 274, Hemisphere House, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR. The sole trustee of the Trust is Hemisphere Trustees. A principal beneficiary of the Trust, but without legal right to the assets or control of the Trust, is Eduard J. Mayer, who is also principal a director and executive officer of the Issuer. Because Mr. Mayer does not have investment or dispositive power over the Trust or the Common Stock held indirectly by the Trust, Mr. Mayer disclaims beneficial ownership of the Common Stock for purposes of Section 13 of the Act. Mr. Mayer's principal business address is c/o Z-Tel Technologies, Inc., 601 South Harbor Island Boulevard, Suite 220, Tampa, Florida, 33602.

    b.    MRM

          MRM is a limited liability company formed under the laws of Bermuda. The principal business of MRM is risk management services. The principal business offices of MRM are located at 44 Church Street, Hamilton HM12, BERMUDA.


                                 -Page 11 of 27-

    c.    MRM Holdings

          MRM Holdings is a limited liability company formed under the laws of Bermuda. The principal business of MRM Holdings is to own and manage various trust management entities. The principal business offices of MRM Holdings are located at 44 Church Street, Hamilton HM 12, BERMUDA.

    d.    Hemisphere Trust

          Hemisphere Trust is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Hemisphere Trust is to provide trust and corporate services. The principal business offices of Hemisphere Trustees are located at P.O. Box 274, Hemisphere House, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR.

    e.    Hemisphere Trustees

          Hemisphere Trustees is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Hemisphere Trustees is to serve as corporate trustee for various trusts. The principal business offices of Hemisphere Trustees are located at P.O. Box 274, Hemisphere House, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR.

    f.    Hemisphere Nominees

          Hemisphere Nominees is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Hemisphere Nominees is to provide nominee services. The principal business offices of Hemisphere Nominees are located at P.O. Box 274, Hemisphere House, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR.

    g.    Hemisphere Investments

          Hemisphere Investments is a limited liability company formed under the laws of Jersey, Channel Islands. The principal business of Hemisphere Investments is to provide nominee services. The principal business offices of Hemisphere Investments are located at P.O. Box 274, Hemisphere House, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR.

    h.    Fulmead

          Fulmead is a limited  liability  company  formed under the laws of the
British Virgin Islands. The principal business of Fulmead is the holding of investments. The principal business offices of Fulmead are Akara Bldg., 24 Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

          Pursuant to the regulations promulgated under Section 13(d) of Act, MRM, MRM Holdings, Hemisphere Trust, Hemisphere Trustees, Hemisphere Nominees, Hemisphere Investments, Fulmead and the Trust each may be deemed a beneficial owner of the shares of Common Stock. Nevertheless, the filing of this Statement on Schedule 13D shall not be construed an admission by any of the Reporting Persons that, for purposes of Sections 13(d) and 13 (g) of the Act, any of the Reporting Persons is the beneficial owner of the shares of Common Stock to which this Statement on Schedule 13D relates.

          During the past five years, none of the Reporting Persons, nor any of the executive officers, directors or persons controlling any of the Reporting Persons has been (a) convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order


                                 -Page 12 of 27-
enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The Trust initially acquired 2,200,000 of the shares represented by this Statement from the Issuer in August 1998 for an aggregate sum of $2.5 million. These shares were transferred to Fulmead in June 1999. Fulmead acquired shares of Series B Preferred Stock from the Issuer in June 1999 for an aggregate sum of $500,585. These shares were converted into 148,520 shares of Common Stock at the time of the Issuer's initial public offering in December 1999. The foregoing share numbers also reflect the effects of an 11-for-10 stock split effected by the Issuer on November 19, 1999.

          The source of funds used in making the foregoing purchases was the Trust.

Item 4.   Purpose of Transaction

          The Reporting Persons have acquired and hold the shares for investment purposes only. Depending on market conditions, the Reporting Persons may continue to increase their ownership of the Issuer's Common Stock through purchases in the open market at such times as the Reporting Persons consider desirable. However, the Reporting Persons do not have any present intention to exercise control over the management or policies of the Issuer. If warranted by market conditions, the Reporting Persons may also change their present course of acquiring and holding shares of the Issuer's Common Stock by disposing of some or all of its shares.

          Except as set forth in this Item 4, none of the Reporting Persons have present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          a. As of the date of this Statement, each of the Reporting Persons may be deemed to have shared beneficial ownership of 2,348,520 shares of Common Stock, or approximately 7.7% of the outstanding shares of Common Stock based on the final prospectus filed by the Issuer pursuant to Rule 424(b) on December 16, 1999.

          b. MRM, through its ultimate control of Fulmead, has the ultimate shared power to vote or to direct the vote and has shared power to dispose or direct the disposition of all shares of Common Stock covered by this Statement. Each of the other Reporting Persons may be deemed to have shared voting power to vote or to direct the vote, or have shares power to dispose or direct the disposition of the shares of Common Stock by virtue of their direct or indirect control of the Trust and Fulmead.

          c. None of the Reporting Persons have acquired any shares of Common Stock of the Issuer during the past sixty days.

          d. To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

          e. Not applicable.



                                 -Page 13 of 27-

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

               None.


Item 7.   Material to be Filed as Exhibits


          Exhibit A -- Joint Filing Agreement,  dated as of December 21,
                       1999,   among  (i)  MRM,  (ii)  MRM  Holdings,   (iii)
                       Hemisphere Trust, (iv) Hemisphere Trustees, (v) Hemisphere Nominees, (vi) Hemisphere Investments,
                       (vii)  Fulmead,  (viii)  the Trust and (ix)  Eduard J.
                       Mayer.


                                 -Page 14 of 27-

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 4, 2000

                                               MUTUAL RISK MANAGEMENT LIMITED


                                               By: /s/ Elizabeth Price
                                               Name:  Elizabeth Price
                                               Title:  Secretary


                                               MUTUAL RISK MANAGEMENT (HOLDINGS)
                                               LIMITED


                                               By: /s/ Elizabeth Price
                                               Name: Elizabeth Price
                                               Title: Secretary


                                               HEMISPHERE TRUST (JERSEY) LIMITED


                                               By:  /s/ Mungo Conner
                                               Name: Mungo Conner
                                               Title: Director


                                               HEMISPHERE TRUSTEES LIMITED


                                               By: /s/ Mungo Conner
                                               Name: Mungo Conner
                                               Title: Director

                                               HEMISPHERE NOMINEES LIMITED


                                               By: /s/ Mungo Conner
                                               Name: Mungo Conner
                                               Title: Director




                                 -Page 15 of 27-

                                               HEMISPHERE INVESTMENTS LIMITED


                                               By: /s/ Mungo Conner
                                               Name: Mungo Conner
                                               Title: Director


                                               FULMEAD VENTURES LIMITED


                                               By: /s/ Mungo Conner
                                               Name: Director
                                               Title: Director


                                               THE MAYER TRUST

                                               BY: HEMISPHERE TRUSTEES LIMITED,
                                                   as Trustee


                                               By: /s/ Mungo Conner
                                               Name: Mungo Conner
                                               Title: Director


                                               EDUARD J. MAYER


                                               /s/ Eduard J. Mayer
                                               Eduard J. Mayer




                                 -Page 16 of 27-

                                   Appendix A

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MRM.

Name and Citizenship or              Present Principal                                           Relationship to
 Place of Organization            Occupation or Employment           Business Address                   MRM
 ---------------------            ------------------------           ----------------                   ---
Robert A. Mulderig              Chief Executive Officer of        Mutual Risk Management           Chairman; Chief
(Bermuda)                       MRM; Chairman of Legion           Limited                          Executive
                                Insurance Co.; Director of        44 Church Street, Hamilton       Officer
                                Professional Risk                 HM12, BERMUDA
                                Management Services, Inc.,
                                The Galtney Group, Inc. and
                                The Bank of N.T. Butterfield
                                & Sons Ltd.

John Kessock, Jr.               President of MRM, Mutual          One Logan Square                 Director;
(United States)                 Group Ltd. and Legion;            Suite 1500                       President
                                primarily responsible for         Philadelphia, Pennsylvania 19103
                                marketing MRM's programs;
                                Chairman of Commonwealth
                                Risk Services L.P. and the
                                IPC Companies. Director,
                                Ward North America, Inc.

Richard G. Turner               Executive Vice President of       One Logan Square                  Director;
(United States)                 MRM; President of CRS.            Suite 1500                        Executive Vice
                                Director of Colonial Penn         Philadelphia, Pennsylvania 19103  President
                                Insurance Company.

Glenn R. Partridge              Executive Vice President of       One Logan Square                  Director;
(United States)                 MRM; Senior Vice President        Suite 1500                        Executive Vice
                                of Legion; primarily              Philadelphia, Pennsylvania 19103  President
                                responsible for Legion's
                                underwriting function.

Roger E. Dailey                 Self employed consultant.         Builder Investment Group,        Director
(United States)                                                   Inc.
                                                                  No. 5 Piedmont Center
                                                                  Suite 700
                                                                  Atlanta, Georgia 30305

David J. Doyle                  Partner in the law firm of        Clarendon House                  Director
(Bermuda)                       Conyers Dill & Pearman,           Church Street
                                Hamilton, Bermuda; Director       Hamilton HM11
                                of Bermuda subsidiaries of the    BERMUDA
                                Company.



                                 -Page 17 of 27-

Arthur E. Engel                 Principal of The Marine           The Marine Group LLC             Director
(United States)                 Group, LLC; Director of           1311 First Street
                                Mutual Indemnity Ltd.             Coronado, CA 92118

Allan W. Fulkerson              President and Director of         Century Capital Mgt., Inc.       Director
(United States)                 Century Capital Management,       One Liberty Square
                                Inc., Chairman of Century         Boston, Mass. 02109
                                Shares Trust. Director of HCC
                                Insurance  Holdings,  Inc.,
                                International Financial Group,
                                Inc., Massachusetts Fiduciary
                                Advisors, Inc., LUA Segueros La
                                Portena S.A., Wellington
                                Underwriting PLC and The Galtney
                                Group, Inc.

William F. Galtney, Jr.         Chairman and CEO of The           The Galtney Group, Inc.          Director
  (United States)               Galtney Group Inc., Houston,      820 Gessner, Suite 1000
                                Texas; Director of Everest Re     Houston, Texas 77024
                                (Holdings) Ltd.

Beverly H. Patrick              Speaker, Author and               108 74th Street                  Director
(United States)                 Consultant                        P.O. Box 1197
                                                                  Virginia Beach, VA 23451

Jerry S. Rosenbloom             Frederick H. Ecker Professor      Wharton School of the            Director
(United States)                 of Insurance and Risk             University of Pennsylvania
                                Management and Academic           310 Colonial PennCenter
                                Director, Certified Employee      Philadelphia, PA 19104-6218
                                Benefit Specialist Program,
                                Wharton School, University
                                of Pennsylvania. Director of
                                Annuity and Life Re
                                (Holdings) Ltd., Harleysville
                                Mutual Insurance Company,
                                Terra Nova Group and
                                Trustee of Century Shares
                                Trust.

Norman L. Rosenthal             President of Norman L.            415 Spruce Street                Director
(United States)                 Rosenthal & Associates, Inc.;     Philadelphia, PA 19106
                                Director - Plymouth Rock
                                Assurance Company.

Joseph D. Sargent               Chairman, Bradley, Foster &       185 Asylum St.                   Director
(United States)                 Sargent, Inc.; Vice Chairman      Hartford, Connecticut
                                of Connecticut Surety             06103-3402
                                Corporation; Director,
                                Trenwick Group, Inc., Policy
                                Management Systems Corp.,
                                EW Blanch Inc., Executive
                                Risk Inc., MMI Companies
                                Inc., and Command Systems,
                                Inc.

Paul D. Watson                  Chief Operating                   One Logan Square                 Chief Operating
(Bermuda)                       Officer of MRM                    Suite 1500                       Officer
                                                                  Philadelphia, Pennsylvania 19103

Richard E. O'Brien              Senior Vice President and         Mutual Risk Management           Senior Vice President
(Bermuda)                       General Counsel of MRM            Limited                          and General Counsel
                                                                  44 Church Street, Hamilton
                                                                  HM12, BERMUDA



                                 -Page 18 of 27-


James C. Kelly                  Senior Vice President and         Mutual Risk Management           Senior Vice
(Bermuda)                       CFO of MRM                        Limited                          President and
                                                                  44 Church Street, Hamilton       CFO

                                  HM12, BERMUDA

         MRM advises that no persons and/or organizations control MRM (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.






                                 -Page 19 of 27-

                                   Appendix B

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of MRM Holdings.


   Name and Citizenship or         Present Principal                                        Relationship to
    Place of Organization       Occupation or Employment             Business Address         MRM Holdings
    ---------------------       ------------------------             ----------------         ------------
Robert A. Mulderig              Chief Executive Officer of        Mutual Risk Management        Director
(Bermuda)                       MRM; Chairman of Legion           Limited                       President
                                Insurance Co.; Director of        44 Church Street,
                                Professional Risk                 Hamilton HM12,
                                Management Services, Inc.,        BERMUDA
                                The Galtney Group, Inc. and
                                The Bank of N.T. Butterfield
                                & Sons Ltd.

David J. Doyle                  Partner in the law firm of        Clarendon House               Director
(Bermuda)                       Conyers Dill & Pearman,           Church Street
                                Hamilton, Bermuda; Director       Hamilton HM11
                                of Bermuda subsidiaries of the    BERMUDA
                                Company.

James M. McDonald               Conyers, Dill & Pearman           Clarendon House               Director
(Bermuda)                                                         Church Street
                                                                  Hamilton HM11
                                                                  BERMUDA

Richard E. O'Brien              Senior Vice President and         Mutual Risk Management        Vice President
(Bermuda)                       General Counsel of MRM,           44 Church Street,             Secretary
                                Secretary and Director of         Hamilton HM12,                Director
                                Bermuda subsidiaries of the       BERMUDA
                                Company

         MRM Holdings advises that no persons and/or organizations other than MRM, which owns 100% of the capital stock of MRM Holdings, control MRM Holdings (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.



                                 -Page 20 of 27-

                                   Appendix C

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Hemisphere Trust.


   Name and Citizenship or        Present Principal                                         Relationship to
    Place of Organization       Occupation or Employment             Business Address       Hemisphere Trust
    ---------------------       ------------------------             ----------------       ----------------
Mungo Conner                    Accountant                        P.O. Box 274                 Director
(Jersey, Channel Islands)       Director of Hemisphere Trust      Hemisphere House
                                                                  36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Denis J. P. Therezien           Accountant                        P.O. Box 274                 Director
(Jersey, Channel Islands)       Director of Hemisphere Trust      Hemisphere House
                                                                  36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Ronan Daly                      Lawyer                            Hemisphere House             Director
(Bermuda)                       Director of Hemisphere Trust      9 Church Street
                                                                  P. O. Box H.M. 951
                                                                  Hamilton HMDX,
                                                                  Bermuda

Col. Donald Pudney              Retired Colonel                   Hemisphere House             Director
(United Kingdom)                Director of Hemisphere Trust      9 Church Street
                                                                  P. O. Box H.M. 951
                                                                  Hamilton HMDX,
                                                                  Bermuda

Christopher Wetherhill          Accountant                        Hemisphere House             Director
(Bermuda)                       Director of Hemisphere Trust      9 Church Street
                                                                  P. O. Box H.M. 951
                                                                  Hamilton HMDX,
                                                                  Bermuda

Hemisphere Secretaries          Corporate secretary services      P.O. Box 274                 Secretary
Limited                                                           Hemisphere House
(Jersey, Channel Islands)                                         36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

         Hemisphere Trust advises that no persons and/or organizations other than MRM Holdings, which owns 100% of the capital stock of MRM Holdings, control Hemisphere Trust (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.



                                 -Page 21 of 27-

                                   Appendix D

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Hemisphere Trustees.


   Name and Citizenship or          Present Principal                                          Relationship to
    Place of Organization       Occupation or Employment              Business Address       Hemisphere Trustees
    ---------------------       ------------------------              ----------------       -------------------
Mungo Conner                    Accountant                        P.O. Box 274                    Director
(Jersey, Channel Islands)       Director of Hemisphere Trust      Hemisphere House
                                                                  36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Denis J. P. Therezien           Accountant                        P.O. Box 274                    Director
(Jersey, Channel Islands)       Director of Hemisphere Trust      Hemisphere House
                                                                  36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Hemisphere Secretaries          Corporate secretary services      P.O. Box 274                    Secretary
Limited                                                           Hemisphere House
(Jersey, Channel Islands)                                         36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

         Hemisphere Trustees advises that no persons and/or organizations other than Hemisphere Trust, which owns 100% of the capital stock of Hemisphere Trustees, control Hemisphere Trustees (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.





                                 -Page 22 of 27-

                                   Appendix E

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Hemisphere Nominees.

   Name and Citizenship or         Present Principal                                       Relationship to
    Place of Organization       Occupation or Employment         Business Address        Hemisphere Nominees
    ---------------------       ------------------------         ----------------        -------------------
Mungo Conner                    Accountant                      P.O. Box 274                   Director
(Jersey, Channel Islands)       Director of Hemisphere Trust    Hemisphere House
                                                                36 Hilgrove Street
                                                                St. Helier, Jersey
                                                                JE4 8TR

Denis J. P. Therezien           Accountant                      P.O. Box 274                   Director
(Jersey, Channel Islands)       Director of Hemisphere Trust    Hemisphere House
                                                                36 Hilgrove Street
                                                                St. Helier, Jersey
                                                                JE4 8TR

Hemisphere Secretaries          Corporate secretary services    P.O. Box 274                   Secretary
Limited                                                         Hemisphere House
(Jersey, Channel Islands)                                       36 Hilgrove Street
                                                                St. Helier, Jersey
                                                                JE4 8TR

         Hemisphere Nominees advises that no persons and/or organizations other than Hemisphere Trust, which owns 100% of the capital stock of Hemisphere Nominees, control Hemisphere Nominees (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.



                                 -Page 23 of 27-

                                   Appendix F

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Hemisphere Investments.

   Name and Citizenship or          Present Principal                                      Relationship to
    Place of Organization       Occupation or Employment          Business Address      Hemisphere Investments
    ---------------------       ------------------------          ----------------      ----------------------
Mungo Conner                    Accountant                        P.O. Box 274                 Director
(Jersey, Channel Islands)       Director of Hemisphere Trust      Hemisphere House
                                                                  36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Denis J. P. Therezien           Accountant                        P.O. Box 274                 Director
(Jersey, Channel Islands)       Director of Hemisphere Trust      Hemisphere House
                                                                  36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Hemisphere Secretaries          Corporate secretary services      P.O. Box 274                 Secretary
Limited                                                           Hemisphere House
(Jersey, Channel Islands)                                         36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

         Hemisphere Investments advises that no persons and/or organizations other than Hemisphere Trust, which owns 100% of the capital stock of Hemisphere Investments, control Hemisphere Investments (either individually or as a group) as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.



                                 -Page 24 of 27-

                                   Appendix G

         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Fulmead.

   Name and Citizenship or         Present Principal                                        Relationship to
    Place of Organization       Occupation or Employment            Business Address            Fulmead
    ---------------------       ------------------------            ----------------            -------
Mungo Conner                    Accountant                        P.O. Box 274
(Jersey, Channel Islands)       Director Hemisphere Trust         Hemisphere House              Director
                                                                  36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

Helen Lucy Grigg Gibson         Retired teacher                   Clos de Saigne                Director
(Sark, Channel Islands)                                           Sark, Channel Islands

Raymond Terence Gibson          Retired bank manager              Clos de Saigne                Director
(Sark, Channel Islands)                                           Sark, Channel Islands

Hemisphere Secretaries          Corporate secretary services      P.O. Box 274                  Secretary
Limited                                                           Hemisphere House
(Jersey, Channel Islands)                                         36 Hilgrove Street
                                                                  St. Helier, Jersey
                                                                  JE4 8TR

         Fulmead advises that 50% of the voting capital stock of Fulmead is owned by Hemisphere Nominees and 50% of the voting capital stock of Fulmead is owned by Hemisphere Investments, in each case as nominee and trustee for Hemisphere Trustees. Information about these Reporting Persons is set forth on Appendices D, E and F attached hereto.



                                -Page 25 of 27-

EXHIBIT A

                             Joint Filing Agreement

         In connection with the beneficial ownership of shares of common stock, par value $.01 per share, of Z-Tel Technologies, Inc., Inc., Mutual Risk Management Limited, a Bermuda limited liability company ("MRM"), Mutual Risk Management (Holdings) Limited, a Bermuda limited liability company ("MRM Holdings"), Hemisphere Trust (Jersey) Limited, a Jersey limited liability company ("Hemisphere Trust"), Hemisphere Trustees Limited, a Jersey limited liability company ("Hemisphere Trustees"), Hemisphere Nominees Limited, a Jersey limited liability company ("Hemisphere Nominees"), Hemisphere Investments Limited, a Jersey limited liability company ("Hemisphere Investments"), Fulmead Ventures Limited, a British Virgin Islands company ("Fulmead"), The Mayer Trust, a Channel Islands Trust (the "Trust"), and Eduard J. Mayer hereby agree to the joint filing on behalf of such persons all filings, including the filing of an initial Schedule 13D and all amendments thereto pursuant to Rule 13d-2(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), required under the Exchange Act pursuant to which joint filing statements are permitted.

         IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be signed as of this 4th day of February, 2000.

                                             MUTUAL RISK MANAGEMENT LIMITED


                                             By: /s/ Elizabeth Price
                                             Name:  Elizabeth Price
                                             Title:  Secretary


                                             MUTUAL RISK MANAGEMENT (HOLDINGS)
                                             LIMITED


                                             By: /s/ Elizabeth Price
                                             Name:  Elizabeth Price
                                             Title:  Secretary


                                             HEMISPHERE TRUST (JERSEY) LIMITED


                                             By: /s/ Mungo Conner
                                             Name: Mungo Conner
                                             Title: Director


                                             HEMISPHERE TRUSTEES LIMITED


                                             By: /s/ Mungo Conner
                                             Name: Mungo Conner
                                             Title: Director



                                 -Page 26 of 27-

                                             HEMISPHERE NOMINEES LIMITED


                                             By: /s/ Mungo Conner
                                             Name: Mungo Conner
                                             Title: Director

                                             HEMISPHERE INVESTMENTS LIMITED


                                             By: /s/ Mungo Conner
                                             Name: Mungo Conner
                                             Title: Director


                                             FULMEAD VENTURES LIMITED


                                             By: /s/ Mungo Conner
                                             Name: Mungo Conner
                                             Title: Director


                                             THE MAYER TRUST

                                             BY: HEMISPHERE TRUSTEES LIMITED, as
                                                 Trustee


                                             By: /s/ Mungo Conner
                                             Name: Mungo Conner
                                             Title: Director


                                             EDUARD J. MAYER


                                             /s/ Eduard J. Mayer
                                             Eduard J. Mayer


                                -Page 27 of 27-